UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Hawk Corporation

(Name of Subject Company)

HC Corporation

(Offeror)

a wholly owned subsidiary of

Carlisle Companies Incorporated

(Parent of Offeror)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

(including the associated preferred share purchase rights)

420089104

(CUSIP Number of Class of Securities)

Steven J. Ford
Vice President, Chief Financial Officer, and General Counsel
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place
Charlotte, North Carolina 28277
(704) 501-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copy to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 1, 2010  (the “Schedule TO”), by (i) HC Corporation, a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Hawk Corporation, a Delaware corporation (“Hawk”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”).

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

All information in the Schedule TO is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.  This Amendment No. 3 is being filed to reflect certain updates as reflected below, including the termination of the applicable HSR waiting period (see below “Item 11. Additional Information — Antitrust Compliance”) and the entry into a settlement agreement relating to the stockholder lawsuit (see below “Item 11. Additional Information — Stockholder Litigation”).

The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below.  All page references in this Amendment No. 3 refer to the Offer to Purchase.

Items 4, 5 and 11.

Section 8 of the Offer to Purchase is hereby amended and supplemented by inserting the following at the end of such section:

Reconciliation of Projected Non-GAAP Financial Information

(dollar amounts are in millions; all amounts are approximate)

The Projections include projections of Hawk’s EBITDA and Adjusted EBITDA which are non-GAAP financial measures under the rules and regulations of the SEC.  Hawk defines EBITDA as income from operations before depreciation and amortization.  Hawk defines Adjusted EBITDA as income from operations before depreciation, amortization and certain non-recurring expenses as described below (collectively, the “EBITDA Addbacks”).  EBITDA and Adjusted EBITDA are not financial measures prepared in accordance with GAAP.  Hawk provided this projected non-GAAP financial information to certain parties as described in the first paragraph of this section.

Neither EBITDA nor Adjusted EBITDA should be considered a substitute for income from operations or any performance measures derived in accordance with GAAP.  Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect income from operations and may vary between companies, EBITDA and Adjusted EBITDA presented by Hawk may not be comparable to similarly titled measures of other companies.  A reconciliation of the differences between EBITDA and Adjusted EBITDA and income from operations, a financial measurement prepared in accordance with GAAP, as prepared by Hawk, is set forth below.

	Year Ending December 31,
	2010	2011	2012	2013	2014	2015
June 2010 Projections
Income from Operations	$34.8	$39.5	$44.8	$49.7	$54.5	—
Depreciation	$7.7	$7.9	$8.4	$8.9	$9.4	—
Amortization	$0.5	$0.5	$0.6	$0.6	$0.4	—
EBITDA	$43.0	$47.9	$53.8	$59.2	$64.3	—
EBITDA Addbacks*	$6.9	$7.1	$7.7	$8.0	$8.3	—
Adjusted EBITDA	$49.9	$55.0	$61.5	$67.2	$72.6	—

September 2010 Projections
Income from Operations	$38.8	$43.6	$48.0	$52.9	$57.7	—
Depreciation	$7.5	$8.0	$8.3	$8.8	$9.3	—
Amortization	$0.5	$0.5	$0.6	$0.6	$0.4	—
EBITDA	$46.8	$52.1	$56.9	$62.3	$67.4	$73.6
EBITDA Addbacks*	$8.1	$7.0	$7.7	$8.1	$8.4	$9.1
Adjusted EBITDA	$54.9	$59.1	$64.6	$70.4	$75.8	$82.7

October 2010 Projections
Income from Operations	$40.4	$44.7	$49.2	$54.3	$59.2	—
Depreciation	$7.5	$7.9	$8.4	$8.8	$9.3	—
Amortization	$0.5	$0.6	$0.5	$0.5	$0.4	—
EBITDA	$48.4	$53.2	$58.1	$63.6	$68.9	—
EBITDA Addbacks*	$8.1	$7.0	$7.7	$8.0	$8.4	—
Adjusted EBITDA	$56.5	$60.2	$65.8	$71.7	$77.3	—

*  Hawk’s calculation of EBITDA Addbacks includes certain non-recurring expenses such as (1) $3.0 million to $3.3 million with respect to Messrs. Weinberg and Harbert, (2) $2.3 million with respect to fees and expenses associated with operating a publicly traded company, (3) $1.2 million to $1.5 million related to certain salary and benefit expenses, (4) $0.3 million associated with Hawk’s corporate office, (5) $0.2 million related to expenses associated with corporate aircraft, (6) approximately $0.2 million related to dues, subscriptions and other charitable contributions, and (7) approximately $0.1 million related to current litigation expenses.  For only the year ending December 31, 2010 in the September 2010 Projections and the October 2010 Projections, Hawk determined that EBITDA Addbacks include $1.3 million of expenses associated with the Transaction.

Item 11. Additional Information

The subsection of Section 16 of the Offer to Purchase entitled “Antitrust Compliance” (which begins on page 51 and continues onto page 52) is hereby amended and supplemented by adding the following text thereto:

On Tuesday, November 23, 2010, the applicable waiting period under the HSR Act relating to the Offer was terminated.  Accordingly, the condition of the Offer with respect to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.

The subsection of Section 16 of the Offer to Purchase entitled “Stockholder Litigation” (which begins on page 54 and continues onto page 55) is hereby revised and restated in its entirety to read as follows:

Stockholder Litigation. Since October 25, 2010, two putative stockholder class action complaints challenging the transaction contemplated by the Merger Agreement were filed in the Court of Chancery in the State of Delaware against Hawk, the individual members of the Hawk Board, Parent and the Purchaser. On November 9, 2010, plaintiffs in these lawsuits filed a consolidated class action complaint. The consolidated complaint alleges, among other things, that members of the Hawk Board breached their fiduciary duties owed to the public stockholders of Hawk by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of Hawk to its public stockholders, that the Supporting Stockholders breached their fiduciary duties of loyalty and entire fairness, and that Parent aided and abetted such breaches of fiduciary duties. The complaint also alleges that the Merger Agreement unduly restricts Hawk’s ability to negotiate with rival bidders, that Hawk stockholders have been deprived of the ability to make an informed decision as to whether to tender their Shares, and that the disclosures in the Schedule 14D-9 filed by Hawk and in the Schedule TO filed by the Purchaser and Parent are materially inaccurate and incomplete. The complaint generally seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief. A hearing to consider the plaintiffs’ request for a preliminary injunction to prohibit the consummation of the transactions contemplated by the Merger Agreement has been scheduled for November 29, 2010.

On November 23, 2010, a memorandum of understanding regarding settlement of the class action lawsuit (the “MOU”) was agreed to by Hawk, each member of the Board, Carlisle and the Purchaser (collectively, the “Defendants”) and each of the plaintiffs party to such litigation (collectively, the “Plaintiffs” and, together with Defendants, the “Parties”). While the Defendants deny the allegations made in such complaints, they have agreed to enter into the MOU to avoid the costs and disruptions of any further litigation and to permit the timely consummation of the Offer or the Merger. The MOU, which is filed as an exhibit to the Schedule TO, describes the terms that the Parties agree to include in the final settlement agreement concerning the action (the “Settlement Agreement”), and describes the actions that the Parties will take or refrain from taking between the date of the MOU and the date that the Settlement Agreement is finally approved.

The MOU, among other things, provides that Hawk will amend the Schedule 14D-9 to include certain supplemental disclosures. The MOU also provides that the Settlement Agreement will include an injunction against proceedings in connection with the class action complaints and any additional complaints concerning claims that will be covered by the Settlement Agreement. In addition, the MOU provides that the Settlement Agreement will include a release on behalf of the Plaintiffs, along with other members of the class of Hawk’s stockholders certified for purposes of the Settlement Agreement, in favor of the Defendants and their related parties from any claims that arose pursuant to or are related to the Offer or the Merger. The

Defendants have agreed that Hawk or its successor will pay the Plaintiffs’ attorneys’ fees and expenses as are awarded by the court not to exceed $450,000, subject to court approval of the Settlement Agreement and the consummation of the Offer and the Merger.

The Defendants deny all liability with respect to the facts and claims alleged in the consolidated class action complaint, and specifically deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. However, the Defendants considered it desirable that the action be settled primarily to avoid the substantial burden, expense, inconvenience and distraction of continued litigation and to fully and finally resolve all of the claims that were or could have been brought in the action being settled. In addition, Hawk desired to provide additional information to its stockholders at a time and in a manner that would not cause any delay of the Offer or the Merger. Certain of the disclosures set forth above are also being provided as a result of the MOU. The summary of the MOU is qualified in its entirety by reference to the MOU, which is filed herewith as Exhibit (a)(5)(J).

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description

(a)(5)(I)	Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, dated November 23, 2010
(a)(5)(J)	Memorandum of Understanding, dated November 23, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HC Corporation

	By:	/s/ Michael Roberson
		Name:	Michael Roberson
		Title:	Secretary

Dated: November 23, 2010

Carlisle Companies Incorporated

	By:	/s/ Steven J. Ford
		Name:	Steven J. Ford
		Title:	Vice President, Chief Financial Officer,
and General Counsel

Dated: November 23, 2010

Exhibit Index

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated November 1, 2010*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on November 1, 2010*

(a)(1)(G)	Form of Notice to Participants in the Hawk Corporation 401(k) Retirement Plan*

(a)(5)(A)

Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, issued October 15, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

(a)(5)(B)

Presentation Materials from Conference Call, dated October 15, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

(a)(5)(C)	Transcript of Conference Call, held October 15, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 15, 2010)

(a)(5)(D)	Presentation Materials from Conference Call, dated October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010)

(a)(5)(E)	Transcript of Conference Call, held on October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010)

(a)(5)(F)	Complaint filed by Timothy B. Hardy, individually and on behalf of all others similarly situated, on October 25, 2010, in the Court of Chancery of the State of Delaware*

(a)(5)(G)	Complaint filed by Patrick Sweeney, individually and on behalf of all others similarly situated, on October 27, 2010, in the Court of Chancery of the State of Delaware*

(a)(5)(H)	Consolidated Complaint filed by Timothy B. Hardy and Patrick Sweeney, on behalf of themselves and all others similarly situated, on November 9, 2010*

(a)(5)(I)	Joint Press Release issued by Carlisle Companies Incorporated and Hawk Corporation, dated November 23, 2010†

(a)(5)(J)	Memorandum of Understanding, dated November 23, 2010†

(b)(1)

Second Amended and Restated Credit Agreement, dated as of July 12, 2007, among Carlisle Companies Incorporated, Carlisle Management Company, JPMorgan Chase Bank, N.A., as Administrative Agent and the Banks listed therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on July 17, 2007)

(d)(1)

Agreement and Plan of Merger, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Hawk Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

(d)(2)

Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Ronald E. Weinberg (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

(d)(3)

Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Norman C. Harbert (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

(d)(4)

Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, HC Corporation and Byron S. Krantz (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 15, 2010)

Exhibit	Description

(d)(5)	Confidentiality Agreement, dated as of July 30, 2010, between Carlisle Companies Incorporated and Hawk Corporation*

(d)(6)	Exclusivity Agreement, dated as of October 7, 2010, between Carlisle Companies Incorporated and Hawk Corporation*

*  Previously filed with the Schedule TO.

†  Filed herewith.